Exhibit 99.1

Hywin Holdings Announces Unaudited Financial Results for the Second Half and Full Year of Fiscal 2022

Stable earnings growth backed by diversified revenue mix and strong client loyalty

Entering the health management industry by acquiring well selected targets

SHANGHAI, China, August 31, 2022 (GLOBE NEWSWIRE) -- Hywin Holdings Ltd. (“Hywin” or the "Company") (NASDAQ: HYW), a leading independent wealth management service provider in China, today announced its unaudited financial results for the second half and full year of fiscal 2022 ended June 30, 2022.

Second Half of Fiscal Year 2022 Highlights

•	Number of clients[1] increased by 10.8% to 141,058 as of June 30, 2022 from 127,317 as of June 30, 2021.

•	Number of active clients[2] increased by 13.5% to 38,744 in the six months ended June 30, 2022 from 34,149 in the same period of 2021.

•	Aggregate transaction value of wealth management products distributed on the Company’s platform decreased by 0.6% to RMB42.3 billion from RMB42.6 billion in the same period of 2021.

o	Transaction value of wealth management products per relationship manager decreased by 5.5% to RMB25.7 million from RMB27.1 million in the same period of 2021.

o	Transaction value of venture capital funds and private equity funds grew 34.0%, while hedge funds products decreased 66.2%, comparing with the same period of 2021.

•	Assets Under Management of asset management business increased by 36.9% to RMB4.5 billion from RMB3.3 billion as of December 31,2021.

•	Net revenues increased by 9.9% to RMB1,060.9 million (US$163.7 million) from RMB965.1 million in the same period of 2021, attributable to the increase of net revenues from Private Market Investment products.

1 Clients are those who had conducted at least one transaction with the Company.

2 Active clients are those who purchased products distributed by the Company during the specified period or those who maintained as holders of the Company’s products within the given period.

•	Net revenues per relationship manager increased by 4.6% to RMB0.64 million from RMB0.62 million in the same period of 2021.

•	Net income increased by 33.5% to RMB165.5 million (US$25.5 million) from RMB124.0 million in the same period of 2021.

•	Basic earnings per American Depositary Share ("ADS") was RMB5.91 (US$0.91), compared with RMB4.66 in the same period of 2021. Diluted earnings per ADS was RMB5.71 (US$0.88), compared with RMB4.49 in the same period of 2021.

Full Year of Fiscal 2022 Highlights

•	Number of clients[3] increased by 10.8% to 141,058 as of June 30, 2022 from 127,317 as of June 30, 2021.

•	Number of active clients[4] increased by 15.1% to 43,764 from 38,033 in fiscal 2021.

•	Number of footprint cities increased from 87 as of June 30, 2021, to 88 as of June 30, 2022, while the number of wealth service centers increased from 177 as of June 30, 2021, to 178 as of June 30, 2022.

•	Aggregate transaction value of wealth management products distributed on the Company’s platform increased by 1.3% to RMB79.8 billion from RMB78.8 billion in fiscal 2021.

o	Transaction value of wealth management products per relationship manager decreased by 5.7% to RMB49.4 million from RMB52.4 million in fiscal 2021.

o	Transaction values of venture capital funds and private equity funds products and hedge funds products grew 111.8% and 98.0% year-on-year respectively.

•	Assets Under Management of asset management business increased by 120.5% to RMB4.5 billion from RMB2.0 billion as of June 30, 2021.

•	Net revenues increased by 5.9% to RMB1,942.1 million (US$300.8 million) from RMB1,834.4 million in fiscal 2021.

o	Net revenues per relationship manager decreased by 1.4% to RMB1.20 million from RMB1.22 million in fiscal 2021.

3 Clients are those who had conducted at least one transaction with the Company.

4 Active clients are those who purchased products distributed by the Company during the specified period or those who maintained as holders of the Company’s products within the given period.

•	Net income increased by 13.6% to RMB235.9 million (US$36.5 million) from RMB207.7 million in fiscal 2021.

•	Basic earnings per American Depositary Share ("ADS") was RMB8.42 (US$1.30), compared with RMB8.05 in fiscal 2021.

•	Diluted earnings per ADS was RMB8.14 (US$1.26), compared with RMB7.76 in fiscal 2021.

Madame. Wang Dian, Chief Executive Officer and Director of Hywin, commented, “Despite the worldwide macroeconomic turbulence and challenges brought by the pandemic, we are very pleased to report that Hywin delivered a set of solid operating and financial results in fiscal year 2022, driven by our ongoing diversification of growth drivers and our agile response to the evolving operating environment internally and externally. The disruptions from the lockdowns in Shanghai and wider areas tested and proved our resilience, adaptability, and stamina, thanks to our client-centric business model, solid technology infrastructure and value-added service capabilities. As a result, the number of active clients in fiscal year 2022 increased by 15.1% year-over-year to 43,764, a record high, and the repeat investment rate from existing clients remained at 80.8%. Meanwhile, we continued to focus on the execution of our strategic expansion roadmap for the long term. This year, we entered into two strategic acquisitions in the health management sector to empower our wealth management business with superior and well-established health-management offerings to our high-net-worth clients in China. As we head into fiscal year 2023, we will continue to extend our competitive advantage in wealth management by deepening engagement with clients to enhance repeat investment, while striving to integrate wealth and health into one holistic proposition to further unlock client value and commercial value from our dual proposition serving clients across market cycles and life cycles.”

Mr. Lawrence Lok, Chief Financial Officer of Hywin, stated, “We ended fiscal year 2022 on a solid footing with total net revenues of 1,942.1 million and net income of 235.9 million. Our operating margin improved from 15.4% in fiscal year 2021 to 16.8% in fiscal year 2022, demonstrating our efficiency gains and strong cost discipline. Meanwhile, we continued to see momentum from our diversification transformation as business volumes in our venture capital funds and private equity funds products and hedge funds products grew by 111.8% and 98.0% year-on-year respectively, driven by our in-depth investment and research abilities, excellent product-sourcing capabilities, as well as a deep understanding of client demand. We entered into two strategic acquisitions of Grand Doctor and Life Infinity in the second half of fiscal 2022 and first half of fiscal 2023 respectively. We believe the health management business will expand Hywin’s sources of revenues, deepen our reach in the addressable markets, and further strengthen client relationships. Going forward, we expect greater synergies and long-term benefits once the acquisitions are fully integrated, and we will continue to drive organic growth while enhancing our value proposition.”

Second Half of Fiscal Year 2022 Financial Results

Net Revenues

Total net revenues increased by 9.9% to RMB1,060.9 million (US$163.7 million) from RMB965.1 million in the same period of 2021.

•	Net revenues from wealth management services in the six months ended June 30, 2022 increased by 10.5% to RMB1,044.2 million (US$161.1 million) from RMB944.9 million in the same period of 2021, attributable to the increase of private market investment product transaction value.

•	Net revenues from asset management services in the six months ended June 30, 2022 increased by 26.5% to RMB10.4 million (US$1.6 million) from RMB8.3 million in the same period of 2021, primarily due to an increase of assets under management.

Operating Costs and Expenses

Total operating costs and expenses in the six months ended June 30, 2022 increased by 3.5% to RMB822.6 million (US$126.9 million) from RMB794.4 million in the same period of 2021.

•	Cost of compensation and benefits in the six months ended June 30, 2022 increased by 10.0% to RMB560.2 million (US$86.4 million) from RMB509.2 million in the same period of 2021, in line with the increase of relationship managers.

•	Sales and marketing expenses in the six months ended June 30, 2022 decreased by 11.9% to RMB137.5 million (US$21.2 million) from RMB156.1 million in the same period of 2021, due to the reduced marketing and sales activities affected by the pandemic situation.

•	General and administrative expenses in the six months ended June 30, 2022 increased by 13.3% to RMB121.5 million (US$18.7 million) from RMB107.2 million in the same period of 2021, primarily due to increased personnel expenses in research and investment advisory, as well as strategic investment in technology infrastructure.

Income from Operations

As a result of the foregoing, income from operations in the six months ended June 30, 2022 increased by 39.6% to RMB238.3 million (US$36.8 million) from RMB170.7 million in the same period of 2021.

Net Income

Net income in the six months ended June 30, 2022 increased by 33.5% to RMB165.5 million (US$25.5 million) from RMB124.0 million in the same period of 2021.

Earnings per ADS

Basic earnings per ADS in the six months ended June 30, 2022 was RMB5.91 (US$0.91), compared with RMB4.66 in the same period of 2021.

Diluted earnings per ADS in the six months ended June 30, 2022 was RMB5.71 (US$0.88), compared with RMB4.49 in the same period of 2021.

Each ADS represents two of the Company’s ordinary shares.

Full Year Fiscal 2022 Financial Results

Net Revenues

Total net revenues in the full year of fiscal 2022 increased by 5.9% to RMB1,942.1 million (US$300.8 million) from RMB1,834.4 million in the full year of fiscal 2021.

•	Net revenues from wealth management services in the full year of fiscal 2022 increased by 5.8% to RMB1,899.6 million (US$294.2 million) from RMB 1,795.6 million in the full year of fiscal 2021, attributable to the increase of private market investment product transaction value.

•	Net revenues from asset management services in the full year of fiscal 2022 increased by 30.3% to RMB19.5 million (US$3.0 million) from RMB14.9 million in the full year of fiscal 2021, primarily due to an increase of assets under management.

Operating Costs and Expenses

Total operating costs and expenses in the full year of fiscal 2022 increased by 4.0% to RMB1,615.4 million (US$250.2 million) from RMB1,552.8 million in the full year of fiscal 2021.

•	Cost of compensation and benefits in the full year of fiscal 2022 increased by 5.1% to RMB1,054.4 million (US$163.3 million) from RMB1,003.1 million in the full year of fiscal 2021, in line with increase of relationship managers and transaction value.

•	Sales and marketing expenses in the full year of fiscal 2022 decreased by 4.6% to RMB311.8 million (US$48.3 million) from RMB326.9 million in the full year of fiscal 2021, due to the reduced marketing and sales activities affected by the pandemic situation.

•	General and administrative expenses in the full year of fiscal 2022 increased by 20.4% to RMB241.9 million (US$37.5 million) from RMB200.9 million in the full year of fiscal 2021, primarily due to increased personnel expenses in research and investment, as well as strategic investment in technology infrastructure.

Income from Operations

As a result of the foregoing, income from operations in the full year of fiscal 2022 increased by 16.0% to RMB326.7 million (US$50.6 million) from RMB281.6 million in the full year of fiscal 2021.

Net Income

Net income in the full year of fiscal 2022 increased by 13.6% to RMB235.9 million (US$36.5 million) from RMB207.7 million in the full year of fiscal 2021.

Earnings per ADS

Basic earnings per ADS in the full year of fiscal 2022 was RMB8.42 (US$1.30), compared with RMB8.05 in the full year of fiscal 2021.

Diluted earnings per ADS in the full year of fiscal 2022 was RMB8.14 (US$1.26), compared with RMB7.76 in the full year of fiscal 2021.

Each ADS represents two of the Company’s ordinary shares.

Balance Sheet

As of June 30, 2022, the Company had RMB660.4 million (US$98.4 million) in cash, cash equivalents, and restricted cash, compared with RMB705.3 million as of June 30, 2021. The decrease was mainly attributed to the drop of investors’ deposit in the restricted cash account.

As of June 30, 2022, the company had RMB325.1 million (US$48.4 million) in Property and Equipment, compared with RMB21.1 million as of June 30, 2021. The increase was mainly attributed to the acquisition of our current principal office.

The financial statements for the twelve months ended June 30, 2022 herein the press release have not been audited by the Company’s independent registered accounting firm. The audited financial statements for the year ended June 30, 2022 to be disclosed in the Company’s Form 20-F may have discrepancies with the above-mentioned unaudited financial statements.

Recent Developments

In August 2022, the Company entered into a series of definitive share transfer agreements and capital increase agreement with Beijing iLife3 Technology Co. Ltd (“Life Infinity”), one of the leading integrated health management service providers in China, and its existing shareholders with an aggregate purchase consideration of approximately RMB141 million in cash to acquire 63.39% equity interest in Life Infinity. As of the date of this press release, the acquisition has been completed. Together with the investment we made in Grand Doctor Medical Co., Ltd. (“Grand Doctor”) in January 2022 we have formed our health management business segment and will provide integrated health management services for our HNWI clients primarily through health screening centers and clinics across Beijing, Shanghai, Chongqing and other key cities in China, as well as digital medical platforms and the “Life Infinity Plus” marketplace for health management products. These efforts represent another milestone in Hywin’s strategic plans to unlock growing value from our enormous client franchise. This also makes Hywin the first independent wealth manager in China to integrate wealth and health into one holistic proposition, with cross-selling opportunities and cost synergies that naturally occur along with the wealth-health continuum.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on August 31, 2022, at 8:00 A.M. Eastern Time (8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Hywin Holdings Second Half and Fiscal Year 2022 Earnings Conference Call

Registration Link:	https://register.vevent.com/register/BI9738d0cc38844fceb7ede8b495ad19b9

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.hywinwealth.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this press release were made at a rate of RMB6.71145 to US$1.00 for figures on the balance sheet as of June 30, 2022, RMB6.45686 to US$1.00 for figures on the income statement for the twelve months ended June 30, 2022, RMB6.48107 to US$1.00 for figures on the income statement for the six months ended June 30, 2022.

About Hywin Holdings Ltd.

Hywin (NASDAQ: HYW) is a leading independent wealth management service provider in China focused on providing asset allocation advisory services and comprehensive financial products to high-net-worth clients. The Company’s primary services are wealth management, asset management, and other comprehensive financial services. Wealth management is currently the Company’s largest business segment, in which its onshore and offshore solution platforms serve clients across generations. For more information, please visit https://ir.hywinwealth.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

5 China Foreign Exchange Trade System USD/RMB mid-point rate on June 30, 2022.

6 An appropriately weighted average exchange rate for the reporting period twelve months ended June 30, 2022.

7 An appropriately weighted average exchange rate for the reporting period six months ended June 30, 2022.

Investor Contact:

Hywin Holdings Ltd.

Email: ir@hywinwealth.com

Media contact:

ICR, LLC

Email: HywinPR@icrinc.com

HYWIN HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except for per ADS data and percentages)

(unaudited)

	6 months ended,	6 months ended,	6 months ended,
	6/30/2021	6/30/2022	6/30/2022
	RMB'000	RMB'000	USD'000	Change
Net Revenues
-Wealth management	944,894	1,044,156	161,112	10.5%
-Assets management	8,255	10,443	1,611	26.5%
-Health management	-	422	65	N/A
-Other	11,966	5,836	901	(51.2)%
Total Revenue	965,115	1,060,857	163,689	9.9%

Operating Costs and Expenses
-Compensation and benefits	509,225	560,237	86,444	10.0%
-Share-based compensation	21,947	3,320	512	(84.9)%
-Sales and marketing expenses	156,091	137,525	21,220	(11.9)%
-General and administrative expenses	107,185	121,475	18,744	13.3%
Total Operating Costs and Expenses	794,448	822,557	126,920	3.5%

Income from operations	170,667	238,300	36,769	39.6%

Other (expenses)/income
-Interest income, net	905	(64)	(10)	(107.1)%
-Other non-operation income, net	4,926	(11,578)	(1,786)	(335.0)%
Total Other Income	5,831	(11,642)	(1,796)	(299.7)%

Income before tax	176,498	226,658	34,973	28.4%
Income tax expense	52,528	61,151	9,436	16.4%
Net income	123,970	165,507	25,537	33.5%

Other comprehensive Income
-Foreign currency translation (loss)/gain	167	4,774	737	2758.7%
Comprehensive Income	124,137	170,281	26,274	37.2%

Income per ADS
Income per ADS basic	4.66	5.91	0.91	26.8%
Income per ADS diluted	4.49	5.71	0.88	27.2%

HYWIN HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except for per ADS data and percentages)

(unaudited)

	12 months ended, 6/30/2021 RMB'000	12 months ended, 6/30/2022 RMB'000	12 months ended, 6/30/2022 USD'000	Change
Net Revenues
-Wealth management	1,795,552	1,899,573	294,197	5.8%
-Assets management	14,942	19,476	3,016	30.3%
-Health management	-	422	65	N/A
-Other	23,928	22,642	3,508	(5.4)%
Total Revenue	1,834,422	1,942,113	300,786	5.9%

Operating Costs and Expenses
-Compensation and benefits	1,003,061	1,054,364	163,295	5.1%
-Share-based compensation	21,947	7,340	1,137	(66.6)%
-Sales and marketing expenses	326,879	311,773	48,286	(4.6)%
-General and administrative expenses	200,929	241,946	37,472	20.4%
Total Operating Costs and Expenses	1,552,816	1,615,423	250,190	4.0%

Income from operations	281,606	326,690	50,596	16.0%

Other (expenses)/income
-Interest income, net	1,537	1,498	232	(2.5)%
-Other non-operation income, net	12,608	(3,741)	(579)	(129.7)%
Total Other Income	14,145	(2,243)	(347)	(115.9)%

Income before tax	295,751	324,447	50,249	9.7%
Income tax expense	88,094	88,578	13,719	0.5%
Net income	207,657	235,869	36,530	13.6%

Other comprehensive Income
-Foreign currency translation (loss)/gain	10,542	4,177	647	(60.4)%
Comprehensive Income	218,199	240,046	37,177	10.0%

Income per ADS
Income per ADS basic	8.05	8.42	1.30	4.6%
Income per ADS diluted	7.76	8.14	1.26	4.9%

HYWIN HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS

(unaudited)

	6/30/2021	6/30/2022	6/30/2022
	RMB'000	RMB'000	USD'000
ASSETS
Current assets
Cash and cash equivalents	439,287	525,136	78,245
Restricted cash	266,023	135,242	20,151
Accounts receivable, net	594,061	564,374	84,092
Due from related parties, net	126,103	66,103	9,849
Deposits, prepayments and other current assets	51,540	51,204	7,630
Total Current Assets	1,477,014	1,342,059	199,967

Non-current assets
Property and equipment, net	21,104	325,112	48,442
Long term investment	-	1,000	149
Intangible assets, net	24,225	33,548	4,999
Goodwill	-	75,194	11,204
Long-term prepayments	7,427	5,774	860
Deferred Tax Asset	649	725	108
Total Non-current Assets	53,405	441,353	65,762

Total Assets	1,530,419	1,783,412	265,729

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Commission payable	127,194	83,205	12,398
Investors’ deposit	248,277	132,154	19,691
Income Tax Payable	116,897	120,151	17,903
Due to related parties	24,799	36,172	5,390
Borrowings	-	2,000	298
Consideration payable	-	15,300	2,280
Other payable and accrued liabilities	278,697	390,828	58,232
Total Current Liabilities	795,864	779,810	116,192

Non-current liabilities
Commission payable-non current	10,080	1,289	192
Deferred Tax Liability	3,548	3,400	507
Total Non-current Liabilities	13,628	4,689	699

Total Liabilities	809,492	784,499	116,891

Mezzanine equity
Redeemable noncontrolling interest	-	30,600	4,559

Total Mezzanine equity	-	30,600	4,559

Shareholders' Equity
Ordinary shares	36	36	5
Additional paid-in capital	503,050	510,390	76,048
Statutory reserves	77,963	100,926	15,038
Accumulated gain	135,597	348,503	51,928
Other comprehensive income	4,281	8,458	1,260

Total Shareholders' equity	720,927	968,313	144,279

Total Liabilities, Mezzanine equity and Shareholder's equity	1,530,419	1,783,412	265,729